EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-127512 of our report dated March 31, 2005, relating to the financial statements and financial statement schedule of Brillian Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the ability of Brillian Corporation to continue as a going concern and an explanatory paragraph relating to the preparation of the financial statements of Brillian Corporation from the separate records maintained for the microdisplay business of Three-Five Systems, Inc. prior to the spin-off from Three-Five Systems, Inc. on September 15, 2003), appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the headings “Selected Financial Data” and “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP
Phoenix, Arizona
October 11, 2005